

November 19, 2010

Ms. Theresa M. Messina
Chief Financial Officer
Webster Preferred Capital Corporation
145 Bank Street
Waterbury, CT 06702

      RE: **Webster Preferred Capital Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 15, 2010
                File No. 0-23513

Dear Ms. Messina:

We have reviewed your response letter dated November 12, 2010 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Nonperforming Loans, page 19

1. We have reviewed your response to prior comment 1. Your response indicates that non-performing loans increased as a result of proactive loan modifications. Please clarify if any of the modified loans were considered performing at the time that they were modified, and if so, the dollar amount of such loans.

2. The comment above notwithstanding, we note that you believe that your disclosures are adequate. However, your disclosure under this heading makes only a general reference to the economy as an explanation for the increase in non-performing assets. In future filings please include a more robust discussion of the individual factors that have contributed to the increase both in terms of actual dollars and percentage of total loans.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3693 with any questions.

Sincerely,

Eric McPhee
Staff Accountant